Vanguard S&P Small-Cap 600 Index Fund
Vanguard S&P Small-Cap 600 Value Index Fund
Vanguard S&P Small-Cap 600 Growth Index Fund

Supplement to the Prospectuses and Summary Prospectuses
Dated December 28, 2012

Prospectus and Summary Prospectus Text Changes
The following replaces similar text under the heading "Investment Advisor":

Portfolio Manager
William Coleman, Portfolio Manager. He has managed the Fund since
October 2013.

Prospectus Text Changes

The following replaces similar text for the S&P Small-Cap 600 Index Funds under the heading Investment Advisor:

William Coleman, Portfolio Manager. He has worked in investment management since joining Vanguard in 2006 and has managed the S&P Small-
Cap 600 Index, S&P Small-Cap 600 Value Index, and S&P Small-Cap 600 Growth Index Funds since October 2013. Education: B.S., King's College; M.S., Saint Joseph's University.

2013 The Vanguard Group, Inc. All rights reserved.
Vanguard Marketing Corporation, Distributor. PS 3340 102013